14042057

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65595

SEC MAIL PROCESSING RECEIVED DEC 09 2014 WASHINGTON DC 191

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/13 (MM/DD/YY) AND ENDING 09/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUN'S BROTHERS SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6770 HAWAII KAI DRIVE #209,
(No. and Street)

HONOLULU (City) HI (State) 96825 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MIN WON YANG (808) 538-0590
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LATHAM, DAVID E.
(Name – *if individual, state last, first, middle name*)

735 BISHOP STREET, SUITE 432, (Address) HONOLULU, (City) HI (State) 96813 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/10/14

12/11/14

OATH OR AFFIRMATION

I, MIN WON YANG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUN'S BROTHERS SECURITIES, INC., as of SEPTEMBER 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public Joleen M. English

State of Hawaii, My Commission Expires: Oct. 10, 2016

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Doc. Date: Dec. 5, 2014 **# Pages:** 16

Notary Name: Joleen M. English First Circuit

Doc. Description: Annual Audited Report SEC Form X-17A-5 Part III

Notary Signature 12/5/14 Date

NOTARY CERTIFICATION

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE: September 30, 2014

Sun's Brothers Securities, Inc.
(Name of Respondent)

6770 Hawaii Kai Dr. #209, Honolulu, HI 96825
(Address of principal executive office)

Min Won Yang
President
Sun's Brothers Securities, Inc.
6770 Hawaii Kai Dr. #209
Honolulu, Hawaii 96825
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

SUN'S BROTHERS SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

YEAR ENDED SEPTEMBER 30, 2014

Contents

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Sun's Brothers Securities, Inc.
Honolulu, Hawaii

Report on the Financial Statements

I have audited the accompanying Statement of Financial Condition of Sun's Brothers Securities, Inc. (the Company) as of September 30, 2014, and the related Statements of income, changes in stockholder's equity, changes in, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the author's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: dave@davidelathamcpa.com

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun's Brothers Securities, Inc. as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the Unites States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 10 thru 13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 10 thru 13 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information on pages 10 thru 13 fairly stated in all material respects in relation to the financial statements as a whole.

DAVID E. LATHAM, C.P.A.
Honolulu, Hawaii

December 5, 2014

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2014

ASSETS

Current Assets - cash in bank	$	8,740
Receivable from clearing broker		45,000
Total Current Assets		53,740
Property and equipment: Net of accumulated depreciation of $12,068		538
Other Asset - cash on deposit with Broker-Dealer		73,511
Total Assets	$	127,789

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts payable	$	7,139
Commissions payable		2,130
Net Wages Payable		8,605
Pension Plan Payable		10,000
Rent Payable		250
Taxes Payable		28,758
Total Current Liabilities		56,882
Stockholder's equity:		
Common stock, $1.00 par value; 1,000 Shares outstanding		1,000
Additional paid-in capital		4,959
Retained earnings		64,948
Total Stockholder's Equity		70,907
Total Liabilities and Stockholder's Equity	$	127,789

See Notes to Financial Statements

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2014

Revenue:		
Commissions	$	332,787
Total Revenue	$	332,787
Expenses:		
Depreciation		269
Interest expense		670
Compensation of officers		50,000
Commissions paid to clearing broker		24,870
Commissions paid to other brokers		7,025
Rent		9,150
Hawaii General Excise Tax		17,126
Other operating expenses		190,201
		299,311
Net income before provisions for Income Tax		33,476
Income Tax		5,299
Net Income	$	28,177

See Notes to Financial Statements

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2014

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total Stock-holders' Equity
Balance at September 30, 2013	$ 1,000	$ 21,060	$ 36,771	$ 58,831
Withdrawals from paid in capital		(16,101)		(16,101)
Net income for period			28,177	$ 28,177
Balance at September 30, 2014	$ 1,000	$ 4,959	$ 64,948	$ 70,907

See Notes To Financial Statements

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS

FOR THE YEAR ENDED SEPTEMBER 30, 2014

Activity during period	$ - 0 -
Balance, September 30, 2014	$ - 0 -

See Notes to Financial Statements

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2014

Cash flows from operating activities:		
Net income	$	28,177
Adjustments to reconcile net loss to net cash provided by operations:		
Depreciation during the period		269
Commissions receivable		39,100
Pension plan payable		10,000
Accounts payable		5,944
Compensation payable		(40,000)
Commission payable		39
Rent payable		(1,175)
Net wages payable		8,605
Income tax payable		5,299
Payroll taxes payable		15,301
State general excise tax payable		4,235
Net cash provided by operating activities	$	75,793
Cash flows used by investing activities:		
Transfer to cash on deposit with broker-dealer		(52,238)
Net cash flows used by investing activities	$	(52,238)
Cash flows used by financing activities:		
Withdrawals from paid in capital		(16,101)
Net cash used by financing activities	$	(16,101)
Net increase in cash	$	7,454
Cash at September 30, 2013	$	1,286
Cash at September 30, 2014	$	8,740
Supplemental cash flow disclosure		
Income tax paid	$	- 0 -
Interest paid	$	670

See Notes to Financial Statements

SUN'S BROTHERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
September 30, 2014

Note A - Summary of Significant Accounting Policies:

Business activities:

Sun's Brothers Securities, Inc. was registered on December 16, 2002 as a Broker/Dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 with the National Association of Security Dealers, Inc.(Now the Financial Industry Regulatory Agency, FINRA) Central Registration Depository System.

In accordance with this registration the nature and scope of Sun's Brothers Securities, Inc.'s activities are to buy orders for the sale of mutual funds and securities, consulting, and related financial advisory services in the State of Hawaii. Sun's Brothers Securities, Inc is required to maintain a minimum "net capital" of $5,000 at all times.

Cash and cash equivalents:

The Company considers all short-term investments with an original maturity of three months or less that are not required to be segregated under Federal or other regulations to be cash and cash equivalents.

Concentrations of credit risk:

The Company is engaged in various activities in private placement of securities in which counter parties, primarily broker-dealers, banks, and other financial institutions participate. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Estimates:

Management uses estimates and assumptions in preparing financial statements. Those estimated and assumptions affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Date of management's review:

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through December 1, 2014 the date that the financial statements were available to be issued.

Property, equipment and depreciation:

Property and equipment are stated at cost. Depreciation is computed using the accelerated method over the estimated useful lives of the assets, five years. Depreciation is provided under the modified accelerated cost recovery system (MACRS).

Income taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. The Company had net taxable income of $40,387 for both Federal and State taxes during the period before. This taxable income was partly offset by a net operating loss deduction accumulated from losses in prior years. After the deduction the Company had net taxable income of $27,176 for Federal and $27,276 for State. The income taxes accrued to Federal and State were $4,076 and $1,223 respectively during the period.

The Company's tax filings are subject to audit by various taxing authorities. The Company's Federal Income Tax Returns for the years ended September 30 2012, 2013, and 2014 remain open to examination by the Internal Revenue Service; State Income Tax Returns for the same periods remain open to examination by the State of Hawaii. In evaluating the Company's tax provisions and accruals, the Company believes that its estimates are appropriate based on current facts and circumstances.

Note B - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requirements that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At September 30, 2014, the Company had net capital of $70,369 which was $65,369 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 87% at September 30, 2014.

Note C - Fully Disclosed Clearing Agreement:

Sun's Brothers Securities, Inc. has a fully disclosed clearing agreement with a broker-dealer to execute orders, and the clearance and settlement of all transactions, for the Company's customers.

Note D - Related Party Transactions:

The Company has an expense agreement with Min Won Yang, sole stockholder in which the sole stockholder agrees to assume payment responsibilities for paying certain ongoing business expenses of Sun's Brothers Securities, Inc. including space rent, utilities and insurance required for office space, and related miscellaneous ongoing expense for the operation of the business.

Note E - Retirement Plan:

The Company provides a SEP IRA retirement plan for its employees. At the discretion of the Company's management, the Company may provide contributions to the retirement plan of up to 25% of employee compensation. The Company made a decision to contribute $10,000 to SEP IRA for its employee for the tax year ended September 30, 2014.

SUN'S BROTHERS SECURITIES, INC.

SUPPLEMENTARY INFORMATION

SEPTEMBER 30, 2014

COMPUTATION OF NET CAPITAL

Total ownership equity (from statement of financial condition)	$ 70,907
Add:	
Allowable credits	-0-
Total capital and allowable credits	70,907
Deduct:	
Non-allowable assets	538
Net capital before haircuts on securities positions	70,369
Haircuts on securities	-0-
Net capital	$ 70,369

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required: (6-2/3%) of aggregate indebtedness:	
Aggregate indebtedness	56,882
6-2/3% of above	3,794
Minimum dollar net capital requirement of broker-dealer	5,000
Net capital requirement (greater of above amounts)	5,000
Excess net capital	$ 65,369

COMPUTATION OF AGGREGATE INDEBTEDNESS

Credit card payable	7,139
Rent payable	250
Pension plan payable	10,000
Commissions payable	2,130
Net wages payable	8,605
Payroll taxes payable	15,300
Hawaii general excise tax payable	8,159
Corporate Income tax payable	$ 5,299
Total aggregate indebtedness	$ 56,882
Percentage of aggregate indebtedness to net capital	87%

SUN'S BROTHERS SECURITIES, INC.

SUPPLEMENTARY INFORMATION

RECONCILIATION OF COMPUTATION OF NET CAPITAL
PERSUANT TO RULE 15c3-1
SEPTEMBER 30, 2014

Net capital per respondent's most recent X-17A-5, Part II	$	75,701
Adjustment for:		
Income Taxes Payable		(5,299)
State General Excise Tax Payable		(33)
Net capital per audited financial statements	$	70,369

SUN'S BROTHERS SECURITIES, INC.

SUPPLEMENTARY INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
SEPTEMBER 30, 2014

Credit balance in customers' security accounts	$ - 0 -
Debit balance	- 0 -
Reserve computation:	
Excess of total debts over total credits	None
Required deposit	None

There is no material difference between the corporation's computation included in Part II of Form X-17A-5 as of September 30, 2014, and the computation presented.

SUN'S BROTHERS SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION
ON CONTROL REQUIREMENTS UNDER Rule 15c3-3
SEPTEMBER 30, 2014

Sun's Brothers Securities, Inc. does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities and does not carry accounts of, or for, customers.

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Sun's Brothers Securities, Inc.
Honolulu, Hawaii

I have reviewed management's statements included in the accompanying broker's report of exemption from 17 C.F.R §240.15c3-3, in which (1) Sun's Brothers Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Sun's Brothers Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: **exemption provision (2)(ii)** and (2)Sun's Brothers Securities, Inc. stated that Sun's Brothers Securities, inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Sun's Brothers Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sun's Brothers Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on My review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

DAVID E. LATHAM, C.P.A.
Honolulu, HI

December 5, 2014

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: dave@davidelathamcpa.com

SUN'S BROTHERS SECURITIES, INC.
6770 HAWAII KAI DRIVE, #209
HONOLULU, HI 96825
(808)538-0590

Broker's Report of exemption from the requirements of 17 C.F.R. §240.15c3-3

Sun's brothers securities, Inc., claims an exemption from the provisions of 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §15c3-3(k)(2)(ii).

Sun's Brothers Securities, Inc. is an introducing broker/dealer, which clears all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §240.17a-3 and §240.17a-4 of Subpart A - Rules and Regulations Under the Securities Exchange Act of 1934.

Sun's Brothers Securities, Inc. was in compliance with the exemption provisions of Rule 15c3-3 as identified above throughout the entire fiscal year ended September 30, 2014 without exception.

Min Won Yang, President
Sun's Brothers Securities, Inc.